January 20, 2009

Russell Mancuso
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re:	SinoHub, Inc.
Amendment No. 1 to Registration
Statement on Form S-1
Filed December 17, 2008
File No. 333-154731

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to SinoHub, Inc. (the “Company”) dated January 9, 2009.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Fee Table

Staff Comment 1:         We note your response to prior comment 1. Please clarify how you determined the maximum offering price per share, including references to the applicable provision of rule 457. Note that, if you are relying on Rule 457(c), the filing fee for the shares registered for resale in your original filing must be determined by the market price relative to the date of your original filing. Also, you should show that you have an additional, separate filing fee for shares added by amendment and, if you are relying on Rule 457(c) to calculate the fee for those added shares, the filing fee for the added shares must be determined by the market price relative to the date of the amendment on which the shares were added; per the last sentence of rule 457(a), there is no refund of the fees paid with the original filing that you could then apply to shares added by amendment.

1.  As stated in footnote 1 to the fee table, we are relying on Rule 457(c).  The market price at the time of the original filing was $2.20 and the market price at the time of filing Amendment No. 1 was $2.35.  A filing fee of $1.00 for the 10,000 additional shares added by Amendment No. 1 has been paid.

Prospectus

Staff Comment 2:         Please update the disclosure throughout the prospectus to the extent practicable. For example, we note the disclosure “as of September 15, 2008” on pages 6, 8, 34 and 38 and the disclosure “At June 30, 2008” on pages 14 and 33. As other examples, we note the disclosure on page 13 of activities expected to diminish by the end of 2008, disclosure on page 18 of facilities available through December 2008, and the disclosure on page 32 regarding establishing an audit committee in 2008.

2.  Please see revised disclosure.

Overview, page 1

Staff Comment 3:         Please tell us why you believe it is appropriate to describe your business in the prospectus summary as supply chain management when you disclose on page 9 that you derive less than 5% of your revenue from SCM.

3.  Please see revised disclosure.

Compliance with Section 404, page 3

Staff Comment 4:         Please clarify the reference to “Liberty.”

4. Please see revised disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

History and Basis of Reporting, page 8

Staff Comment 5:         We note your response to prior comment 15. Please clarify how the consultant could help you become a company with public reporting obligations when you were at that time already subject to such obligations.

5.  Please see revised disclosure.

Business Operations, page 9

Staff Comment 6:         We note your response to prior comment 16. Please clarify the phrases to “leverage this database,” “leverage the same infrastructure” and “stage all parts related to bills of material.” Given your use of such phrases, it remains unclear how SCM differs from VMI.

6.  Please see revised disclosure.

Consolidated Results of Operations, page 10

Staff Comment 7:         Please refer to prior comments 17, 18 and 19. We note the additional disclosure added to the paragraphs labeled “Net Sales” and “Income Taxes”. However, it does not appear that these changes have addressed our comments or the requirements of Item 303(a)(3)(i) of Regulation S-K. For example, in your disclosure on net sales there has not been any language added that quantifies the effect of volume and pricing changes on your revenues for each period presented. Please make all appropriate revisions in this section to comply with our prior comments.

7.  Please see revised disclosure.

Net Sales, page 11

Staff Comment 8:         Please disclose how the “new functionality” added to your MIS system (1) facilitated your ability to stage electronic components for projects and (2) made the process transparent to participants in the supply chain.

8.  Please see revised disclosure.

Liquidity and Capital Resources, page 12

Staff Comment 9:         Please expand your disclosure in response to prior comment 24 to discuss the effect on your liquidity and capital responses of all forms of financing that you provide. Include the effect of providing financing at a rate that is lower than your cost of capital. Also discuss the portion of your business that relies on this financing. What trends have you experienced in your cost of capital, the portion of the business requiring you to provide financing and your ability to obtain timely and complete repayment? Include appropriate risk factors. It remains unclear the extent to which you are essentially a financing company.

9.  Please see revised disclosure.  SinoHub does not consider itself to be “a financing company”. However, in our efforts to expand and make our VMI services attractive to our customers, we may extend our credit period to them up to sixty days. Our business depends on having the information to source electronic components at the best possible price, having the knowledge to manage the complicated process of component procurement and sometimes surface mounting of components, and having the infrastructure to meet the very tight time requirements of our customers including an extension of credit period.

Cash Flows from Operating Activities, page 13

Staff Comment 10:       Please clarify how VMI projects involve deposits with customers.

10.  Please see revised disclosure.

Cash Flows from Financing Activities, page 13

Staff Comment 11:       Please briefly describe the infrastructure that your Hong Kong operation achieved in order to support foreign exchange transactions.

11.  Please see revised disclosure.  The term “infrastructure” has been replaced by a description of the actions that were required for the Hong Kong operation.

Overview, page 17

Staff Comment 12:       Please describe the “MIS system.”

12.  Please see revised disclosure.  The term “MIS system” has been removed and a brief description of the software has been added.

Business Operations, page 18

Staff Comment 13:       We note your disclosure in response to prior comment 27. Please clarify how your banking relationships enable foreign currency settlements. Also clarify how the credit facilities support trading activity and duty collections and who is the third-party guarantor that pays the third-party guarantor fee.

13.  Please see revised disclosure.

Subsidiaries, page 18

Staff Comment 14:       Regarding your response to prior comment 29, please clarify why you have elected to create separate entities to conduct the same business in separate geographic areas.

14.  Please see revised disclosure.  You will note that we state the structure was driven by PRC law.  We can discuss the specifics with the Staff, but do not believe that a more detailed description of the PRC requirements would be meaningful.

Staff Comment 15:       Regarding your response to prior comment 30:

•	Please identify the beneficial owner and the trustee;
•	Clarify the reference to “the Company;”
•	Clarify who is the owner of the equity of SinoHub SCM Shenzhen;
•
Clarify who “considers” SinoHub SCM Shenzhen your wholly owned subsidiary as a result of the trust. Is this relationship legally equivalent to owning all of the equity interests in the subsidiary? If not, please revise your ownership diagram to make clear the nature of the interest in SinoHub SCM Shenzhen;

•	Disclose the portion of your business conducted through SinoHub SCM Shenzhen;
•	Clarify how the trust can be terminated;
•	Expand your prospectus to add relevant risk factors regarding the ownership structure, including conflicts of interest and potential termination of the trust;
•
If the declaration of trust was necessary to avoid the foreign ownership restrictions on import/export licenses, please clarify how the trust achieves this objective given that both SinoHub SCM Shenzhen and SinohHb Electronics Shenzhen are “a China company” as disclosed in your chart.

15. Please see revised disclosure.

Staff Comment 16:       We note your response to prior comment 31. Please disclose when SinoHub Electronics Shenzhen, Ltd. acquired SinoHub SCM Shanghai, Ltd. and when B2B Chips, Ltd. acquired SinoHub Technology Hong Kong, Ltd. Also, with a view toward disclosure, please tell us the relationship between SinoHub and the prior owners of these companies as well as the terms of the transactions.

16. Please see revised disclosure.

Market Overview, page 20

Staff Comment 17:       We reissue the first two sentences of prior comment 32 concerning (1) the data in 2008 and 2009 in charts 1 and 2 since the materials provided in response to the prior comment are only through 2007 and (2) the data in charts 3 and 4 since the materials provided only appear to support the data through 2007 in charts 1 and 2.\

17.  We have deleted references to data; due to the time and expense required to update the data.

Staff Comment 18:       We note your response to the third sentence of prior comment 32. Please file as an exhibit the consent of sources of non-public data that you cite. See Rule 436.

18.  We have deleted references to data; due to the time and expense required to obtain the necessary consents.

Market Opportunity, page 23

Staff Comment 19:       We reissue prior comment 32 regarding the industry data in the first two paragraphs of this section.

19.  We have deleted references to data; due to the time and expense required to obtain the necessary consents.  We believe that the data published by Reed Electronics was not publicly available and we licensed the data from them.  We believe the other data we cited was publicly available.  None of the data formerly disclosed was commissioned by us.   None of the data formerly disclosed was prepared for use in the registration statement.

SinoHub SCM Services, page 25

Staff Comment 20:       We note your disclosure in response to prior comment 33. Please clarify what you mean by an “incident…in terms of value and quantity…” Also clarify how clearance is more “efficient” for Client Coordinator Enterprise status companies, and tell us the portion of imports that have this status.

20.  Please see revised disclosure.  The Company has no way of determining what portion of imports have the status of Client Coordinator Enterprise.

Staff Comment 21:       Please clarify what you mean by “supplier customers.” From the second paragraph of your disclosure on page 27 under “Major Customers,” it appears that manufacturers are your customers.

21.  Please see revised disclosure.  We also have customers who are suppliers of electronics components.

Directors and Executive Officers, page 29

Staff Comment 22:       Please revise to clarify the business experience of Mr. Kimball during the past five years.

22.  Please see revised disclosure.

Zan Wang – Director, page 30

Staff Comment 23:       With a view toward clarified disclosure, please tell us whether and how Mr. Wang’s business as an “electronic component trading company” competes with you.

23.  Please see revised disclosure.

Committees of the Board of Directors, page 30

Staff Comment 24:       We note your response to prior comment 43; however, your disclosure here that the board intends to establish an audit committee continues to conflict with your disclosure on page 32 that the board may in the future establish an  audit committee if it “determines it to be advisable.” Please clarify.

24.  Please see revised disclosure.

Director and Executive Compensation, page 31

Staff Comment 25:       Please update to provide compensation disclosure through the year ended December 31, 2008.

25.  Please see revised disclosure.

Employment Contracts, page 31

Staff Comment 26:       We note your response to prior comment 42. Please file as exhibits the employment contracts with Messrs. Cochran, Xia and Li without blanks. Also, disclose the material terms of the agreements.

26. Please see revised disclosure and exhibits.

Certain Relationships and Related Transactions, page 33

Staff Comment 27:       We note your response to prior comment 46. Please expand the paragraph numbered 2 to disclose the data the debt of $1,000,000 was issued and the nature of the transaction in which the debt was issued.

27.  Please see revised disclosure.

Staff Comment 28:       Please describe the nature and duration of the “services rendered” as mentioned in the paragraph numbered 3.

28.  Please see revised disclosure.

Staff Comment 29:       We note your responses to the bullets of prior comment 47. We have the following comments concerning the paragraph numbered 4:

•	Tell us why GenNext Technology, Ltd. is not named on page 29.
•	Please clarify why the transactions “had to be domiciled in Hong Kong.” Also clarify how GenNext achieved this in a manner that SinoHub could not.
•	Clarify how “labor costs” are determined.
•	Explain how the service fees paid to GenNext Technology, Ltd. in 2006 and 2007 were determined. Also, please clarify why services fees were not paid in 2008.
•	Disclose when the advance of $1,300,000 was made.

•	We reissue the fourth and fifth bullets of prior comment 47. It does not appear that you revised the disclosure in response to the bullets.

29.  Please see revised disclosure.

Staff Comment 30:       Please update the disclosure in this section. For example, it appears from page F-2 that the amount of $696,000 owed to you as of June 30, 2008 was repaid in the quarter ended September 30, 2008. Also, it appears from Note 10 on page F-13 that you entered into transactions with GenNext Technology, Ltd. during the quarter ended September 30, 2008.

30.  Please see revised disclosure.

Staff Comment 31:       We note your response to the second sentence of prior comment 52. Please provide the disclosure required by Item 404 of Regulation S-K regarding Steve White.

31.  Please see revised disclosure.

Piggy Back Registration Rights, page 35

Staff Comment 32:       Please disclose the number of shares subject to the lock-up. Add appropriate risk factors if a significant number of shares will become eligible for sale on a single date.

32.  Please see revised disclosure.

Sales by Affiliates, page 36

Staff Comment 33:       We note your response to prior comment 50. Please provide us your analysis as to how you determined that information equivalent to the information required under Form 10 of the Exchange Act has been on file with the SEC for a period of one year. Please include in your analysis how the information in the Form 8-K filed May 20, 2008 included such equivalent information since (1) the Form 8-K did not include financial information for the quarter ended March 31, 2008 and (2) the Form 8-K did not include all disclosure required by Item 10 of Form 10.

33.  Please see revised disclosure.  We note that our audited financial statements went “stale” on the date of the report, May 14, 2008, that the report was filed on May 20, 2008 and that financial information was not updated until we filed financial information for the quarter ended June 30, 2008.  Item 10 of Form 10 requires disclosure of recent sales of unregistered securities.  We believe this information is provided under Item 3.02 at page 40 of the Current Report on Form 8-K.

The information provided under Item 3.02 of the Current Report on Form 8-K relates to the sales of unregistered securities of the reporting company (at the time of the report known as Liberty Alliance, Inc.), which we believe to be compliant with the requirements of the Form 10.  We acknowledge that the disclosure in the Form S-1 includes disclosure for the reporting company as well as disclosure of the sales of unregistered securities for the private company operating in China, which provides investors additional information regarding the capital structure of the combined companies.

Selling Stockholders, page 38

Staff Comment 34:       We note your response to prior comment 54. Please disclose the amount of consideration paid for the 4,406,533 shares.

34.  Please see revised disclosure.

Where You Can Find More Information, page 42

Staff Comment 35:       Refer to the third sentence. Please tell us why the financial statements and notes will not be included in the prospectus.

35.  Please see revised disclosure.

Revenue Recognition, page F-23

Staff Comment 36:       Please refer to prior comment 59. We note the added disclosure that “revenues are recognized on the gross amount billed to customers.” However, as previously requested, your response does not include a discussion of the factors listed in paragraphs 7 – 17 of EITF 99-19 that support your conclusion. Please provide us with a detailed discussion identifying the indicators used for recording your sales as gross revenues.

36.  The Company recognizes revenues on electronic components sales using the gross revenues reporting based on seven of the eight factors listed in paragraphs 7 to 14 of EITF 99-19:

Paragraph 7 - We are the primary obligor in the arrangement because we are responsible for fulfillments.

Paragraph 8 - We have general inventory risk because we take title to electronic components before they are sold.

Paragraph 9 - The Company has latitude in establishing price because it is not controlled by suppliers.

Paragraph 10 - The Company does not physically change the product. This factor is not met.

Paragraph 11 - The Company has discretion in supplier selection because it has multiple suppliers.

Paragraph 12 - The Company is involved in the determination of product or service specifications to meet customer needs.

Paragraph 13 - The Company has physical loss of inventory risk because the Company has physical possession of its inventory and has purchased it.

Paragraph 14 - The Company has credit risk because it is fully at risk for collection from customers.

None of the factors indicating net revenue reporting listed in paragraphs 15, 16, and 17 of EITF 99-19 are present.  Accordingly, the Company reports revenues on electronic components sales using gross receipts reporting.

Foreign Currency Translation, page F-25

Staff Comment 37:       Please refer to prior comment 60. We note from your revised disclosure that on a consolidated basis, your functional currency is RMB and reporting currency is the U.S. dollar. Since your functional currency is not the U.S. dollar, please disclose in this note a reasonably detailed explanation of how you comply with SFAS 52 under these circumstances.

37.   Please see revised disclosure.

Note 10. Stock Options, page F-29

Staff Comment 38:       Please refer to prior comment 62. We note the disclosure added on the determination of exercise prices. As previously requested, please tell us how the related equity share transactions in November and December 2007 sold at $0.78 per share impacted your assessment of fair value.

38.  Please see revised disclosure.

Recent Sales of Unregistered Securities, page 43

Staff Comment 39:       We note your response to prior comment 64. Please ensure that you have provided all disclosure required by Item 701 of Regulation S-K. For example, we note the disclosure on page 17 of 510,000 shares issued to consultants. Also, state briefly the facts relied upon to make the exemption available for the issuance of the 1,699,852 shares.

39.  Please see revised disclosure.

Exhibits

Staff Comment 40:       We note from the exhibit index that exhibit 3.1 was filed herewith; however, it appears the document was filed as exhibit 3.1 to you Form S-1 filed on October 24, 2008. Please revise or advise.

40.  Please see revised disclosure.

Staff Comment 41:       It does not appear that you are a party to agreements filed as exhibits 10.10, 10.11 and 10.12. Please tell us the relationship between you and the three agreements.

41.  Please see revised disclosure.  The translation of the documents should have properly translated the name of the company’s subsidiary as well.   This has been corrected in the exhibit index and the exhibit translation.

Staff Comment 42:       We note your response to prior comment 67. Please tell us where you filed as exhibits the loan agreements disclosed in Note 5 on page F-26.

42.  Due to the currency conversion, the connection between the loan agreements disclosed in Note 5 and the exhibits is not apparent.  Please be advised that (1) the Letter of credit facility with one bank in the amount of $3,100,000 corresponds to Exhibit 10.10  (Trade Financing Loan with CCB), (2) the Letter of credit facility with another bank in the amount of $3,400,000 corresponds to Exhibit 10.11 (Short Term Loan Agreement with CIB) and (3) the Revolving line of credit facility with a bank in the amount of $700,000 corresponds to Exhibit 10.12 (Export Rebate Loan Contract with CCB).

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to Adam M. Guttmann, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Henry T. Cochran
Henry T. Cochran

cc:           Tom Jones